As filed with the Securities and Exchange Commission on September 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EnTrustPermal Hedge Strategies Portfolio

(Name of Subject Company (issuer))

EnTrustPermal Hedge Strategies Portfolio

(Name of Filing Person (offeror))

Beneficial Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

ENTRUSTPERMAL HEDGE STRATEGIES PORTFOLIO

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of EnTrustPermal Hedge Strategies Portfolio (the “Fund”) relating to an offer to purchase (the “Offer”) up to $10,525,629 of beneficial interests (“Interests”) in the Fund pursuant to tenders by shareholders of the Fund at their estimated net asset value as of June 30, 2017 and originally filed with the Securities and Exchange Commission on March 27, 2017, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Offer terminated at 11:59 P.M., New York City Time, on May 3, 2017. Pursuant to the Offer, $855,500 of Interests were tendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTRUSTPERMAL HEDGE STRATEGIES PORTFOLIO

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Chairman, President and Chief Executive Officer

Dated: September 28, 2017

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